UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION


In the Matter of

Northeast Utilities                                             Quarterly
The Connecticut Light and Power Company                        Certificate as
Western Massachusetts Electric Company                          to Partial
Holyoke Water Power Company                                    Consummation
Northeast Nuclear Energy Company                                   of
Northeast Utilities Service Company                            Transaction
Rocky River Realty Company

Berlin, Connecticut

File No. 70-7111

(Public Utility Holding Company Act of 1935)


     Pursuant to the Public Utility Holding Company Act of 1935 and Rule 24(a) thereunder, Northeast Utilities and its system companies (the "Companies") hereby certify that the Companies issued and sold short-term debt, entered into system money pool transactions, and made capital contributions, all in accordance with the terms and conditions of, and for the purposes represented by, the Application/Declaration filed by the Company in this proceeding and the Securities and Exchange Commission Order dated December 27, 1990 with respect thereto.

     The following attachments contain the required information regarding the issuance and sale of short-term debt, system money pool transactions, and capital contributions for the fourth quarter of 1997:




























ATTACHMENT

1    NORTHEAST UTILITIES SUMMARY SHEET
     NORTHEAST UTILITIES
     BANK BORROWINGS

2    THE CONNECTICUT LIGHT AND POWER COMPANY
     SUMMARY SHEET

     THE CONNECTICUT LIGHT AND POWER COMPANY
     COMMERCIAL PAPER TRANSACTIONS

     LETTER FROM SHEARSON LEHMAN COMMERCIAL PAPER, INC.

     THE CONNECTICUT LIGHT AND POWER COMPANY
     BANK BORROWINGS

3    WESTERN MASSACHUSETTS ELECTRIC COMPANY
     SUMMARY SHEET

     WESTERN MASSACHUSETTS ELECTRIC COMPANY
     COMMERCIAL PAPER TRANSACTIONS

     LETTER FROM SHEARSON LEHMAN COMMERCIAL PAPER, INC.

     WESTERN MASSACHUSETTS ELECTRIC COMPANY
     BANK BORROWINGS

4    HOLYOKE WATER POWER COMPANY
     SUMMARY SHEET

5    NORTHEAST NUCLEAR ENERGY COMPANY
     SUMMARY SHEET

6    NORTHEAST UTILITIES SERVICE COMPANY
     SUMMARY SHEET

     NORTHEAST UTILITIES SERVICE COMPANY
     BANK BORROWINGS

7    ROCKY RIVER REALTY COMPANY
     SUMMARY SHEET

8    NORTH ATLANTIC ENERGY COMPANY
     SUMMARY SHEET

9    PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

10   NIANTIC BAY FUEL TRUST

11   NORTHEAST UTILITIES MONEY POOL

12   CAPITAL CONTRIBUTIONS

Dated as of December 31, 1996

          Northeast Utilities Service Company
          /s/ Robert C. Aronson
          Assistant Treasurer




ATTACHMENT 1
COMPANY:   Northeast Utilities
PERIOD:  October 1, 1996 through December 31, 1996
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:  $-0-
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $41,250,000
THERE WAS $0 OF COMMERCIAL PAPER AND $0  SHORT-TERM
NOTES TO BANKS OUTSTANDING ON December 31, 1996.
MONEY POOL BALANCE ON December 31, 1996:  Invested ($5,475,000)

                                          AMOUNT
     NAME OF BANK                           $          DATE SOLD

    *INDUSTRIAL BANK OF JAPAN           15,000,000     10/04/96
     HARTFORD NATIONAL BANK & TRUST      5,000,000     10/16/96
    *HARTFORD NATIONAL BANK & TRUST      5,000,000     10/23/96
     STATE STREET BANK AND TRUST        10,000,000     10/24/96
     HARTFORD NATIONAL BANK & TRUST     15,000,000     10/25/96
     INDUSTRIAL BANK OF JAPAN           15,000,000     10/31/96
    *INDUSTRIAL BANK OF JAPAN           15,000,000     11/14/96
    *STATE STREET BANK & TRUST          10,000,000     11/25/96
    *INDUSTRIAL BANK OF JAPAN           15,000,000     11/27/96
     INDUSTRIAL BANK OF JAPAN           15,000,000     12/02/96
    *INDUSTRIAL BANK OF JAPAN           15,000,000     12/23/96
    *INDUSTRIAL BANK OF JAPAN           15,000,000     12/27/96
     CITIBANK                           11,250,000     12/27/96
    *INDUSTRIAL BANK OF JAPAN           15,000,000     12/30/96
     CITIBANK                           27,500,000     12/31/96

*REPRESENTING REFINANCING OF MATURING LOANS
NORTHEAST UTILITIES
BY/s/Robert C. Aronson
ITS ASSISTANT TREASURER
DATED December 31, 1996

ATTACHMENT 2
COMPANY:  The Connecticut Light and Power Company
PERIOD:  October 1, 1996 through December 31, 1996
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       $0
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                      $0
THERE WAS $0 OF COMMERCIAL PAPER AND $0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON December 31, 1996.
MONEY POOL BALANCE ON December 31, 1996:  Invested ($109,050,000)

                          AMOUNT
NAME OF BANK                $           DATE SOLD

NONE

*REPRESENTING REFINANCING OF MATURING LOANS
DATED December 31, 1996

          THE CONNECTICUT LIGHT AND POWER COMPANY
          BY/s/Robert C. Aronson
          ITS ASSISTANT TREASURER

January 24, 1997

Ms. Barbara Nieman
Northeast Utilities
P.O. Box 270
Hartford, Connecticut 06141

Re:  The Connecticut Light and Power Company

Dear Ms. Nieman:

     This letter is submitted to you in compliance with certain requirements concerned with the commercial paper program of Connecticut Light and Power company as specified by the Securities and Exchange Commission.

     In connection with the private distribution of commercial paper of Connecticut Light and Power Company, from September 30, 1996 to December 31, 1996, all sales and resales have been made only to those customers of Lehman Commercial Paper Inc. included on the Confidential List submitted in the original program and in accordance with the provisions of that program.

          Sincerely,
          /s/Gordon Lawrence
          Lehman Brothers








ATTACHMENT 3
COMPANY:  Western Massachusetts Electric Company
PERIOD:  October 1, 1996 through December 31, 1996
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       $0
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $0
THERE WAS $0 OF COMMERCIAL PAPER AND $0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON December 31, 1996
MONEY POOL BALANCE ON December 31, 1996:   Borrowed $47,400,000

                    AMOUNT
NAME OF BANK           $           DATE SOLD

NONE

*REPRESENTS REFINANCING OF MATURITY LOANS
DATED December 31, 1996
WESTERN MASSACHUSETTS ELECTRIC COMPANY
BY /s/Robert C. Aronson
 ITS ASSISTANT TREASURER

January 24, 1997
Ms. Barbara Nieman
Northeast Utilities
P.O. Box 270
Hartford, Connecticut 06141

Re:  Western Massachusetts Electric Company

Dear Ms. Nieman:

     This letter is submitted to you in compliance with certain requirements concerned with the commercial paper program of Western Massachusetts Electric Company as specified by the Securities and Exchange Commission.

     In connection with the private distribution of commercial paper of Western Massachusetts Electric Company, from September 30, 1996 to December 31, 1996, all sales and resales have been made only to those customers of Lehman Commercial Paper Inc. included on the Confidential List submitted in the original program and in accordance with the provisions of that program.

          Sincerely,
          /s/Gordon Lawrence
          Lehman Brothers

ATTACHMENT 4
COMPANY:  Holyoke Water Power Company
PERIOD:  October 1, 1996 through December 31, 1996
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON December 31, 1996.
MONEY POOL BALANCE ON December 31, 1996:  Invested ($8,500,000)



ATTACHMENT 5
COMPANY:  Northeast Nuclear Energy Company
PERIOD:  October 1, 1996 through December 31, 1996
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON December 31, 1996.
MONEY POOL BALANCE ON December 31, 1996:  Invested ($75,000,000)

ATTACHMENT 6
COMPANY:  Northeast Utilities Service Company
PERIOD:  October 1, 1996 through December 31, 1996
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON December 31, 1996.
MONEY POOL BALANCE ON December 31, 1996:  $0

ATTACHMENT 7
COMPANY:  Rocky River Realty Company
PERIOD:  October 1, 1996 through December 31, 1996
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON December 31, 1996.
MONEY POOL BALANCE ON December 31, 1996:  Borrowed $16,900,000

ATTACHMENT 8
COMPANY:  North Atlantic Energy Company
PERIOD:  October 1, 1996 through December 31, 1996
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON December 31, 1996.

MONEY POOL BALANCE ON December 31, 1996:  Invested:  ($2,500,000)

ATTACHMENT 9
COMPANY:  Public Service Company of New Hampshire
PERIOD:  October 1, 1996 through December 31, 1996
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $0
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON December 31, 1996.
MONEY POOL BALANCE ON December 31, 1996:  Invested ($18,250,000)

ATTACHMENT 10
COMPANY:  NIANTIC BAY FUEL TRUST
PERIOD:  October 1, 1996 through December 31, 1996
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $106,946,000
THERE WAS NO COMMERCIAL PAPER AND $88,000,000 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON December 31, 1996.

NAME OF BANK                            AMOUNT         DATE SOLD
                                          $
CONTINENTAL ILLINOIS NATIONAL BANK      54,000,000     10/18/96
CONTINENTAL ILLINOIS NATIONAL BANK       8,000,000     10/25/96
CONTINENTAL ILLINOIS NATIONAL BANK       5,000,000     10/31/96
CONTINENTAL ILLINOIS NATIONAL BANK       8,000,000     11/08/96
*CONTINENTAL ILLINOIS NATIONAL BANK     54,000,000     11/18/96
CONTINENTAL ILLINOIS NATIONAL BANK       9,000,000     11/22/96
CONTINENTAL ILLINOIS NATIONAL BANK       8,000,000     11/25/96
CONTINENTAL ILLINOIS NATIONAL BANK       9,000,000     12/03/96
*CONTINENTAL ILLINOIS NATIONAL BANK      8,000,000     12/09/96
*CONTINENTAL ILLINOIS NATIONAL BANK     54,000,000     12/18/96
*CONTINENTAL ILLINOIS NATIONAL BANK      9,000,000     12/23/96
FIRST NATIONAL BANK OF CHICAGO           8,000,000     12/27/96

*representing refinancing of maturing loans dated December 31, 1996

NIANTIC BAY FUEL TRUST
BY /S/ Robert C. Aronson
ITS ASSISTANT TREASURER
        ATTACHMENT 11
NORTHEAST UTILITIES SYSTEM MONEY POOL $000s
MONTH: OCTOBER 1996
NUMBER OF DAYS: 31

               CL&P  WMECO   HWP   NNECO  RRR    QUINN   PSNH  NAEC   HEC   NU    TCI   AGENT

CONS. BAL>    158050      0  7000  47000 -16900 -4900   29000  48750 -725   725

1 Begin Bal   137950  -8000  7000  57000 -17150 -4900    2850  28750 -725   725 -203500       0
Contributed        0      0     0      0      0     0    3000   6500    0     0   30000   39500
Borrowed        5000      0     0   2500      0     0       0      0    0     0   32000   39500
1 End Bal     132950  -8000  7000  54500 -17150 -4900    5850  35250 -725   725 -205500

Contributed     5000   1000     0      0      0     0       0    250    0     0   42000   48250
Borrowed           0      0   250      0      0     0   12000      0    0     0   36000   48250
2 End Bal     137950  -7000  6750  54500 -17150 -4900   -6150  35500 -725   725 -199500

Contributed     9000   1000     0      0      0     0    1000      0    0     0   93000  104000
Borrowed           0      0     0   2000      0     0       0      0    0     0  102000  104000
3 End Bal     146950  -6000  6750  52500 -17150 -4900   -5150  35500 -725   725 -208500

Contributed     5000      0     0      0      0     0    2000      0    0     0   15000   22000
Borrowed           0      0     0   2000      0     0       0      0    0     0   20000   22000
4 End Bal     151950  -6000  6750  50500 -17150 -4900   -3150  35500 -725   725 -213500

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
5 End Bal     151950  -6000  6750  50500 -17150 -4900   -3150  35500 -725   725 -213500

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
6 End Bal     151950  -6000  6750  50500 -17150 -4900   -3150  35500 -725   725 -213500

Contributed     3000   1000     0      0      0     0    3150      0    0     0   37000   44150
Borrowed           0      0     0    150      0     0       0      0    0     0   44000   44150
7 End Bal     154950  -5000  6750  50350 -17150 -4900       0  35500 -725   725 -220500

Contributed    12000   3000     0      0      0     0    3000      0    0     0   44000   62000
Borrowed           0      0     0      0      0     0       0      0    0     0   62000   62000
8 End Bal     166950  -2000  6750  50350 -17150 -4900    3000  35500 -725   725 -238500

Contributed    10000   1000     0      0      0     0    2000      0    0     0   25000   38000
Borrowed           0      0     0      0      0     0       0      0    0     0   38000   38000
9 End Bal     176950  -1000  6750  50350 -17150 -4900    5000  35500 -725   725 -251500

Contributed     6600   1000     0      0      0     0    5000      0    0     0   63000   75600
Borrowed           0      0   250   1350      0     0       0      0    0     0   74000   75600
10 End Bal    183550      0  6500  49000 -17150 -4900   10000  35500 -725   725 -262500

Contributed        0      0     0      0      0     0       0      0    0     0   81500   81500
Borrowed       10000   1000     0   4000      0     0    2000      0    0     0   64500   81500
11 End Bal    173550  -1000  6500  45000 -17150 -4900    8000  35500 -725   725 -245500

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
12 End Bal    173550  -1000  6500  45000 -17150 -4900    8000  35500 -725   725 -245500

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
13 End Bal    173550  -1000  6500  45000 -17150 -4900    8000  35500 -725   725 -245500

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
14 End Bal    173550  -1000  6500  45000 -17150 -4900    8000  35500 -725   725 -245500

Contributed     5250   2500     0      0    250     0    3000      0    0     0   60000   71000
Borrowed           0      0     0      0      0     0       0      0    0     0   71000   71000
15 End Bal    178800   1500  6500  45000 -16900 -4900   11000  35500 -725   725 -256500

Contributed    15000   1500     0      0      0     0    3000      0    0     0  116000  135500
Borrowed           0      0     0   1000      0     0       0      0    0     0  134500  135500
16 End Bal    193800   3000  6500  44000 -16900 -4900   14000  35500 -725   725 -275000

Contributed    37500   6500  3000  33000      0     0    8000      0    0     0   55000  143000
Borrowed           0      0     0      0      0     0       0      0    0     0  143000  143000
17 End Bal    231300   9500  9500  77000 -16900 -4900   22000  35500 -725   725 -363000

Contributed        0      0     0      0      0     0       0      0    0     0  133000  133000
Borrowed       45000  10000  3000  15000      0     0   10000      0    0     0   50000  133000
18 End Bal    186300   -500  6500  62000 -16900 -4900   12000  35500 -725   725 -280000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
19 End Bal    186300   -500  6500  62000 -16900 -4900   12000  35500 -725   725 -280000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
20 End Bal    186300   -500  6500  62000 -16900 -4900   12000  35500 -725   725 -280000

Contributed        0      0  2500      0      0     0   19000      0    0     0  119000  140500
Borrowed       23000   4000     0   2500      0     0       0      0    0     0  111000  140500
21 End Bal    163300  -4500  9000  59500 -16900 -4900   31000  35500 -725   725 -272000

Contributed    13000    500     0      0      0     0    5000      0    0     0   86000  104500
Borrowed           0      0     0   4500      0     0       0      0    0     0  100000  104500
22 End Bal    176300  -4000  9000  55000 -16900 -4900   36000  35500 -725   725 -286000

Contributed     5000   2000     0      0      0     0       0      0    0     0  125000  132000
Borrowed           0      0   500   3500      0     0       0      0    0     0  128000  132000
23 End Bal    181300  -2000  8500  51500 -16900 -4900   36000  35500 -725   725 -289000

Contributed     8000      0     0      0      0     0    1000      0    0     0   55000   64000
Borrowed           0      0     0   2000      0     0       0      0    0     0   62000   64000
24 End Bal    189300  -2000  8500  49500 -16900 -4900   37000  35500 -725   725 -296000

Contributed        0      0     0      0      0     0       0      0    0     0   86500   86500
Borrowed       18500   2000   500   6000      0     0    3000      0    0     0   56500   86500
25 End Bal    170800  -4000  8000  43500 -16900 -4900   34000  35500 -725   725 -266000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
26 End Bal    170800  -4000  8000  43500 -16900 -4900   34000  35500 -725   725 -266000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
27 End Bal    170800  -4000  8000  43500 -16900 -4900   34000  35500 -725   725 -266000

Contributed     8750   2000     0      0      0     0    4000      0    0     0   50000   64750
Borrowed           0      0     0   2500      0     0       0    750    0     0   61500   64750
28 End Bal    179550  -2000  8000  41000 -16900 -4900   38000  34750 -725   725 -277500

Contributed     7500   1000     0      0      0     0    3000      0    0     0   85500   97000
Borrowed           0      0     0   3000      0     0       0      0    0     0   94000   97000
29 End Bal    187050  -1000  8000  38000 -16900 -4900   41000  34750 -725   725 -286000

Contributed        0   2000     0      0      0     0       0  14000    0     0   42000   58000
Borrowed        4000      0     0      0      0     0       0      0    0     0   54000   58000
30 End Bal    183050   1000  8000  38000 -16900 -4900   41000  48750 -725   725 -298000

Contributed        0      0     0   9000      0     0       0      0    0     0   60000   69000
Borrowed       25000   1000  1000      0      0     0   12000      0    0     0   30000   69000
31 End Bal    158050      0  7000  47000 -16900 -4900   29000  48750 -725   725 -268000

NU MONEY
BALANCES           0      0     0      0      0     0       0      0    0     0       0

NORTHEAST UTILITIES SYSTEM MONEY POOL $000s
MONTH: NOVEMBER 1996
NUMBER OF DAYS: 30

               CL&P  WMECO   HWP   NNECO  RRR    QUINN   PSNH  NAEC    HEC   NU    TCI   AGENT

CONS. BAL>    134050  -4000  7000  52500 -16900 -4900   20250  31000 -725   725

1 Begin Bal   158050      0  7000  47000 -16900 -4900   29000  48750 -725   725 -268000       0
Contributed        0      0     0      0      0     0       0      0    0     0  111500  111500
Borrowed       19000   2500     0   7500      0     0   13000   6500    0     0   63000  111500
1 End Bal     139050  -2500  7000  39500 -16900 -4900   16000  42250 -725   725 -219500

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
2 End Bal     139050  -2500  7000  39500 -16900 -4900   16000  42250 -725   725 -219500

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
3 End Bal     139050  -2500  7000  39500 -16900 -4900   16000  42250 -725   725 -219500

Contributed        0      0     0      0      0     0    1500      0    0     0   84500   86000
Borrowed        1000   4500     0   2000      0     0       0      0    0     0   78500   86000
4 End Bal     138050  -7000  7000  37500 -16900 -4900   17500  42250 -725   725 -213500

Contributed     8000   2000     0      0      0     0       0    250    0     0   70000   80250
Borrowed           0      0     0      0      0     0     750      0    0     0   79500   80250
5 End Bal     146050  -5000  7000  37500 -16900 -4900   16750  42500 -725   725 -223000

Contributed     6000   1500     0   2000      0     0    2000      0    0     0   52500   64000
Borrowed           0      0     0      0      0     0       0      0    0     0   64000   64000
6 End Bal     152050  -3500  7000  39500 -16900 -4900   18750  42500 -725   725 -234500

Contributed     6000   1500     0      0      0     0     500      0    0     0  112500  120500
Borrowed           0      0     0   1500      0     0       0      0    0     0  119000  120500
7 End Bal     158050  -2000  7000  38000 -16900 -4900   19250  42500 -725   725 -241000

Contributed        0      0     0      0      0     0    3000      0    0     0   90000   93000
Borrowed           0   1000   500   7000      0     0       0      0    0     0   84500   93000
8 End Bal     158050  -3000  6500  31000 -16900 -4900   22250  42500 -725   725 -235500

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
9 End Bal     158050  -3000  6500  31000 -16900 -4900   22250  42500 -725   725 -235500

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
10 End Bal    158050  -3000  6500  31000 -16900 -4900   22250  42500 -725   725 -235500

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
11 End Bal    158050  -3000  6500  31000 -16900 -4900   22250  42500 -725   725 -235500

Contributed    11000   2000     0   1500      0     0    1500      0    0     0   99500  115500
Borrowed           0      0     0      0      0     0       0      0    0     0  115500  115500
12 End Bal    169050  -1000  6500  32500 -16900 -4900   23750  42500 -725   725 -251500

Contributed     8500   3500     0      0      0     0    3000      0    0     0  104500  119500
Borrowed           0      0     0   2500      0     0       0      0    0     0  117000  119500
13 End Bal    177550   2500  6500  30000 -16900 -4900   26750  42500 -725   725 -264000

Contributed     5000   1000     0      0      0     0    3000      0    0     0   50000   59000
Borrowed           0      0   500   3000    500     0       0      0    0     0   55000   59000
14 End Bal    182550   3500  6000  27000 -17400 -4900   29750  42500 -725   725 -269000

Contributed     3500   1000     0      0      0     0    1000      0    0     0   84500   90000
Borrowed           0      0     0   2000      0     0       0      0    0     0   88000   90000
15 End Bal    186050   4500  6000  25000 -17400 -4900   30750  42500 -725   725 -272500

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
16 End Bal    186050   4500  6000  25000 -17400 -4900   30750  42500 -725   725 -272500

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
17 End Bal    186050   4500  6000  25000 -17400 -4900   30750  42500 -725   725 -272500

Contributed     7000      0     0      0      0     0       0      0    0     0  113000  120000
Borrowed           0      0     0   1000      0     0    6000      0    0     0  113000  120000
18 End Bal    193050   4500  6000  24000 -17400 -4900   24750  42500 -725   725 -272500

Contributed    10000   2500     0      0      0     0    4000      0    0     0  101000  117500
Borrowed           0      0   500   1000      0     0       0      0    0     0  116000  117500
19 End Bal    203050   7000  5500  23000 -17400 -4900   28750  42500 -725   725 -287500

Contributed        0   2000  4500   9500      0     0   16000      0    0     0   16500   48500
Borrowed        6000      0     0      0      0     0       0      0    0     0   42500   48500
20 End Bal    197050   9000 10000  32500 -17400 -4900   44750  42500 -725   725 -313500

Contributed        0   1000     0  28000      0     0    2000      0    0     0   79500  110500
Borrowed       28000      0     0      0      0     0       0      0    0     0   82500  110500
21 End Bal    169050  10000 10000  60500 -17400 -4900   46750  42500 -725   725 -316500

Contributed     3000      0     0      0      0     0    5000      0    0     0  112500  120500
Borrowed       13000  11000  2500   8000      0     0       0      0    0     0   86000  120500
22 End Bal    159050  -1000  7500  52500 -17400 -4900   51750  42500 -725   725 -290000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
23 End Bal    159050  -1000  7500  52500 -17400 -4900   51750  42500 -725   725 -290000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
24 End Bal    159050  -1000  7500  52500 -17400 -4900   51750  42500 -725   725 -290000

Contributed        0      0     0      0      0     0       0      0    0     0   85000   85000
Borrowed       25000   3000     0   5000      0     0   11000      0    0     0   41000   85000
25 End Bal    134050  -4000  7500  47500 -17400 -4900   40750  42500 -725   725 -246000

Contributed        0      0     0      0      0     0       0  14000    0     0   60000   74000
Borrowed           0      0   500   1000      0     0       0      0    0     0   72500   74000
26 End Bal    134050  -4000  7000  46500 -17400 -4900   40750  56500 -725   725 -258500

Contributed        0      0     0      0    500     0       0      0    0     0   72500   73000
Borrowed           0      0     0      0      0     0   14500  25500    0     0   33000   73000
27 End Bal    134050  -4000  7000  46500 -16900 -4900   26250  31000 -725   725 -219000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
28 End Bal    134050  -4000  7000  46500 -16900 -4900   26250  31000 -725   725 -219000

Contributed        0      0     0   6000      0     0       0      0    0     0   33000   39000
Borrowed           0      0     0      0      0     0    6000      0    0     0   33000   39000
29 End Bal    134050  -4000  7000  52500 -16900 -4900   20250  31000 -725   725 -219000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
30 End Bal    134050  -4000  7000  52500 -16900 -4900   20250  31000 -725   725 -219000


NU MONEY
BALANCES           0      0     0      0      0     0       0      0    0     0       0


NORTHEAST UTILITIES SYSTEM MONEY POOL $000s
MONTH: DECEMBER 1996
NUMBER OF DAYS: 31
               CL&P   WMECO   HWP   NNECO RRR   QUINN   PSNH   NAEC   HEC    NU  TCI    AGENT

CONS. BAL>    109050 -47400  8500  75000 -16900 -5000   18250  -2500 -475  5475

1 Begin Bal   134050  -4000  7000  52500 -16900 -4900   20250  31000 -725   725 -219000       0
Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
1 End Bal     134050  -4000  7000  52500 -16900 -4900   20250  31000 -725   725 -219000

Contributed        0      0     0  10500      0     0       0      0    0     0   58000   68500
Borrowed       20000   1500     0      0      0     0    2500  18500    0     0   26000   68500
2 End Bal     114050  -5500  7000  63000 -16900 -4900   17750  12500 -725   725 -187000

Contributed    10000   1000     0    500      0     0    3000    500    0     0   31000   46000
Borrowed           0      0     0      0      0     0       0      0    0     0   46000   46000
3 End Bal     124050  -4500  7000  63500 -16900 -4900   20750  13000 -725   725 -202000

Contributed     9000      0     0      0      0     0       0      0    0     0   60000   69000
Borrowed           0      0     0   2000      0     0       0      0    0     0   67000   69000
4 End Bal     133050  -4500  7000  61500 -16900 -4900   20750  13000 -725   725 -209000

Contributed        0      0     0      0      0     0       0      0    0     0   75000   75000
Borrowed           0      0     0   4500      0     0       0      0    0     0   70500   75000
5 End Bal     133050  -4500  7000  57000 -16900 -4900   20750  13000 -725   725 -204500

Contributed        0      0     0      0    500     0    1500      0    0     0   88000   90000
Borrowed        3500   2000     0   4000      0     0       0   4500    0     0   76000   90000
6 End Bal     129550  -6500  7000  53000 -16400 -4900   22250   8500 -725   725 -192500

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
7 End Bal     129550  -6500  7000  53000 -16400 -4900   22250   8500 -725   725 -192500

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
8 End Bal     129550  -6500  7000  53000 -16400 -4900   22250   8500 -725   725 -192500

Contributed     9000      0     0      0      0     0       0      0    0     0   60000   69000
Borrowed           0   1000     0    500    500     0       0      0    0     0   67000   69000
9 End Bal     138550  -7500  7000  52500 -16900 -4900   22250   8500 -725   725 -199500

Contributed     9000   2000     0      0      0     0    6000      0    0     0   72000   89000
Borrowed           0      0     0   1000      0     0       0      0    0     0   88000   89000
10 End Bal    147550  -5500  7000  51500 -16900 -4900   28250   8500 -725   725 -215500

Contributed     7500      0     0      0      0     0    1500      0    0     0   50000   59000
Borrowed           0      0     0      0      0     0       0   3500    0     0   55500   59000
11 End Bal    155050  -5500  7000  51500 -16900 -4900   29750   5000 -725   725 -221000

Contributed     8500   1500     0      0      0     0    2500      0    0     0   50000   62500
Borrowed           0      0   500   1000      0     0    2000      0    0     0   59000   62500
12 End Bal    163550  -4000  6500  50500 -16900 -4900   30250   5000 -725   725 -230000

Contributed        0      0     0      0      0     0       0      0    0     0   86000   86000
Borrowed        6000      0     0      0      0     0    2000      0    0     0   78000   86000
13 End Bal    157550  -4000  6500  50500 -16900 -4900   28250   5000 -725   725 -222000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
14 End Bal    157550  -4000  6500  50500 -16900 -4900   28250   5000 -725   725 -222000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
15 End Bal    157550  -4000  6500  50500 -16900 -4900   28250   5000 -725   725 -222000

Contributed        0   1500     0      0      0     0       0      0    0     0   53000   54500
Borrowed           0      0     0   2000    500     0    6000      0    0     0   46000   54500
16 End Bal    157550  -2500  6500  48500 -17400 -4900   22250   5000 -725   725 -215000

Contributed    15500   2000     0      0      0     0    3500      0    0     0   71000   92000
Borrowed           0      0     0   2000      0     0       0      0    0     0   90000   92000
17 End Bal    173050   -500  6500  46500 -17400 -4900   25750   5000 -725   725 -234000

Contributed        0      0     0      0      0     0       0      0    0     0   75000   75000
Borrowed           0  33000     0   4000      0     0       0      0    0     0   38000   75000
18 End Bal    173050 -33500  6500  42500 -17400 -4900   25750   5000 -725   725 -197000

Contributed        0      0     0      0      0     0       0      0    0     0   53000   53000
Borrowed        4000   2500     0   3000      0     0       0      0    0     0   40500   50000
19 End Bal    169050 -36000  6500  39500 -17400 -4900   25750   5000 -725   725 -184500

Contributed        0      0  2500      0      0     0   10500      0    0     0   51500   64500
Borrowed       27000   3000     0      0      0     0       0      0    0     0   37500   67500
20 End Bal    142050 -39000  9000  39500 -17400 -4900   36250   5000 -725   725 -170500

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
21 End Bal    142050 -39000  9000  39500 -17400 -4900   36250   5000 -725   725 -170500

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
22 End Bal    142050 -39000  9000  39500 -17400 -4900   36250   5000 -725   725 -170500

Contributed        0   1500     0  23000    500     0       0      0    0     0   37500   62500
Borrowed       31000      0     0      0      0     0       0      0    0     0   31500   62500
23 End Bal    111050 -37500  9000  62500 -16900 -4900   36250   5000 -725   725 -164500

Contributed        0      0     0      0      0     0       0      0    0     0   31500   31500
Borrowed       11500  10000     0      0      0     0   10000      0    0     0       0   31500
24 End Bal     99550 -47500  9000  62500 -16900 -4900   26250   5000 -725   725 -133000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
25 End Bal     99550 -47500  9000  62500 -16900 -4900   26250   5000 -725   725 -133000

Contributed    15000   2000     0      0      0     0    4000      0    0     0   25000   46000
Borrowed           0      0     0   1000      0     0       0      0    0     0   45000   46000
26 End Bal    114550 -45500  9000  61500 -16900 -4900   30250   5000 -725   725 -153000

Contributed        0      0     0      0      0     0    2000  13500    0     0   45000   60500
Borrowed       10000   1500     0  14000      0     0       0      0    0     0   35000   60500
27 End Bal    104550 -47000  9000  47500 -16900 -4900   32250  18500 -725   725 -143000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
28 End Bal    104550 -47000  9000  47500 -16900 -4900   32250  18500 -725   725 -143000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
29 End Bal    104550 -47000  9000  47500 -16900 -4900   32250  18500 -725   725 -143000

Contributed     4500   2000     0      0      0     0       0      0    0     0   35000   41500
Borrowed           0      0   500      0      0     0   15000      0    0     0   26000   41500
30 End Bal    109050 -45000  8500  47500 -16900 -4900   17250  18500 -725   725 -134000

Contributed        0      0     0  35000      0     0    2500      0  250  5000   39000   81750
Borrowed           0   2400     0   7500      0   100    1500  21000    0   250   49000   81750
31 End Bal    109050 -47400  8500  75000 -16900 -5000   18250  -2500 -475  5475 -144000

NU MONEY
BALANCES           0      0     0      0      0     0       0      0    0     0       0





ATTACHMENT 12
CAPITAL CONTRIBUTIONS
DURING THE FOURTH QUARTER OF 1996, NORTHEAST UTILITIES MADE THE FOLLOWING CAPITAL CONTRIBUTIONS TO CHARTER OAK ENERGY:

                         (000's)

11/26/96                 $ 500,000




UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of                                                 Quarterly
                                                            Certificate as
CONNECTICUT YANKEE ATOMIC POWER COMPANY                         to Partial
                                                            Consummation of
Berlin, Connecticut                                            Transaction

File No. 70-7255
File No. 70-7704
(Public Utility Holding Company Act of 1935)

     Pursuant to the Public Utility Holding Company Act of 1935 and Rule 24(a) thereunder, Connecticut Yankee Atomic Power Company (The "Company") hereby certify that the Company entered into a $90 million Remarketable Eurodollar Credit and Letter of Credit Facility dated August 14, 1990 with the Toronto Dominion Bank and Trust Company as Agent Bank and The Tokai Bank, Limited, as issuing Bank (the "Credit Agreement"), in accordance with the Application/Declaration, as amended, filed by the Company; in this proceeding, and the Securities and Exchange Commission Order dated August 1, 1990 with respect thereto.

     During the period October 1, 1996 through December 31, 1996, the maximum
commercial paper outstanding at any one time was $40,500,000.   Commercial
paper outstanding on December 31, 1996 was $0. Maximum borrowings under the revolving credit portion of the agreement at any one time was $60,000,000 and $60,000,000 at December 31, 1996.

Dated December 31, 1996


Connecticut Yankee Atomic Power Company
/s/Robert C. Aronson
Assistant Treasurer



NAME OF BANK                  AMOUNT         DATE SOLD
                                $
TORONTO DOMINION BANK         56,000,000     12/09/96
TORONTO DOMINION BANK          4,000,000     12/31/96

*REPRESENTING REFINANCING OF MATURING LOANS

DATED December 31, 1996

CONNECTICUT YANKEE ATOMIC POWER CO.

BY/S/Robert C. Aronson
ITS ASSISTANT TREASURER

January 24, 1997

Ms. Barbara Nieman
Northeast Utilities
P.O. Box 270
Hartford, Connecticut 06141-0270

Dear Ms. Nieman:

     This letter is submitted to you in compliance with certain requirements concerned with the commercial paper program of Connecticut Yankee Atomic Power Company ("CY"), as specified by the Securities and Exchange Commission.

     Please be advised that in connection with the private distribution of CY commercial paper from October 1, 1996 through December 31, 1996, all sales and resales have been made to customers included on the confidential list of investors held here at Citicorp.

Regards,
/s/ Pushkar Butani
Citicorp






UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of
Northeast Utilities                                      Quarterly
                                                    Certificate as
The Connecticut Light and Power Company                  to Partial
Western Massachusetts Electric Company             Consummation of
                                          Transaction $313.75 Million
                                             Revolving Credit Agreement

Berlin, Connecticut

File No. 70-8052

(Public Utility Holding Company Act of 1935)



  Pursuant to the Public Utility Holding Act of 1935 and Rule 24(a) thereunder, Northeast Utilities and its system companies (the "Companies") hereby certify that the Companies maintain a $313.75 million Revolving Credit Agreement dated November 21, 1996 with Citicorp Securities, Inc. as arranger, Toronto Dominion Securities, Inc. as Syndication Agent, Fleet National Bank as Documentation Agent and Citibank, N.A. as Administrative Agent, in accordance with the terms and conditions filed with the Securities and Exchange Commission and ordered by them on November 20, 1996 with respect thereto.

      During the period October 1, 1996 through December 31, 1996, Northeast Utilities had $27,500,000 outstanding for the quarter ending December 31, 1996.

Dated December 31, 1996

Northeast Utilities
/s/Robert C. Aronson
Assistant Treasurer